FFHSJ Draft 4/9/03




                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 4 )*


                         PRINCETON VIDEO IMAGE, INC.
                        ----------------------------
                               (Name of Issuer)

                        Common Stock, par value $.001
                        -----------------------------
                        (Title of Class of Securities)

                                  742476104
                                  ---------
                                (CUSIP Number)

                                 Eduardo Sitt
                      Presencia en Medios, S.A. de C.V.
                               Palmas #735-206
                               Mexico, DF 11000
                                    Mexico
                                (525) 202-2383

                               With a copy to:
                               Joseph A. Stern
                   Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                           New York, NY 10004-1980
                                (212) 859-8000
------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 7, 2003
           (Date of Event which Requires Filing of this Statement)
------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  742476-10-4                  13D       Page 2 of 10 Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Presencia en Medios, S.A. de C.V.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) |_|
      (b) |X|

  3   SEC USE ONLY


  4   SOURCE OF FUNDS (See Instructions)

            WC; OO

  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico

              7   SOLE VOTING POWER
 NUMBER OF              5,455,886
   SHARES

BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH                3,511,741

 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH               5,455,866

              10  SHARED DISPOSITIVE POWER

                        3,511,741

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,967,627

  12  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES
      (See Instructions)     |X|


  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.2%


  14  TYPE OF REPORTING PERSON (See Instructions)
            OO

CUSIP No.  742476-10-4                  13D       Page 3 of 10 Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Presence in Media LLC

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) |_|
      (b) |X|

  3   SEC USE ONLY



  4   SOURCE OF FUNDS (See Instructions)

            OO

  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|



  6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

              7   SOLE VOTING POWER
 NUMBER OF              0
   SHARES

BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH                3,511,741

 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                0

              10  SHARED DISPOSITIVE POWER

                        3,511,741

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,511,741

  12  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES
      (See Instructions)     |_|


  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.1%


  14  TYPE OF REPORTING PERSON (See Instructions)
            OO

                                SCHEDULE 13D
                                ------------

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.001 (the "Common Stock"), of Princeton Video Image, Inc. (the "Issuer" or "Princeton Video Image"), and amends the
Schedule 13D filed on October 1, 2001, as amended by Amendment No. 1, dated November 13, 2001, Amendment No. 2, dated February 21, 2003 and Amendment No. 3, dated March 25, 2003.

ITEM 1. SECURITY AND ISSUER.

        Unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

        Unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is amended by adding the following paragraph:

     Presencia made the purchase of the Third Convertible Note described in
Item 4 using its working capital to finance such purchase.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is amended by adding the following paragraphs:

     On April 7, 2003, Presencia purchased from the Issuer a Convertible Promissory Note (the "Third Convertible Note") in the amount of $650,000 pursuant to Presencia's option to purchase additional convertible promissory notes set forth in the Note Purchase Agreement, as amended by the Amendment to Note Purchase and Security Agreement, dated as of March 20, 2003, among Presencia, the Issuer and PVI Holding (the "Amendment") and the Second Amendment to Note Purchase and Security Agreement, dated as of April 4, 2003, among Presencia, the Issuer and PVI Holding (the "Second Amendment"). Other than the principal amount, the Third Convertible Note has the same terms and provisions as the Convertible Note. In connection with the exercise of such option and the purchase of the Third Convertible Note, the exercise price and expiration date of the warrants previously issued by the Issuer to Presencia and Presence in Media (including certain warrants that would have otherwise expired by their terms) were amended.

      To secure payment of its obligations under the Third Convertible Note, the Issuer granted Presencia a security interest in all of the assets rights and other property of the Issuer, now existing or acquired in the future. The Third Convertible Note is subject to all of the terms and conditions set forth in the Intercreditor Agreement, dated as of February 18, 2003, between Presencia and PVI Holding.

     The Second Amendment (i) amended Presencia's option to purchase additional convertible promissory notes by reducing the aggregate amount to be purchased under such option from $1.0 million to $650,000, (ii) extended the period of time for the closing following the exercise of the option described in (i), and (iii) granted Presencia an option for 30 days for Presencia and/or its designees to purchase additional convertible promissory notes in an aggregate amount of $350,000.

     The summary set forth herein of certain provisions of the Third Convertible Note and the Second Amendment does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of the Third Convertible Note and the Second Amendment filed as Exhibits to this Statement.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended in its entirety as follows:

     The percentages set forth in this Item 5 are based on 18,418,865 shares of Common Stock outstanding, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed April 1, 2003.

     (a) Presencia directly beneficially owns 1,336,711 shares of Common Stock, the Convertible Note which is convertible into 2,000,000 shares of Common Stock at an initial conversion price of $0.75, the Second Convertible Note which is convertible into 666,666 shares of Common Stock at an initial conversion price of $0.75, the Third Convertible Note which is convertible into 866,666 shares of Common Stock at an initial conversion price of $0.75 and warrants to purchase 585,843 shares of Common Stock, and may also be deemed to indirectly beneficially own 2,544,435 shares of Common Stock and warrants to purchase 967,306 shares of Common Stock held by Presence in Media, resulting in beneficial ownership of 8,967,627 shares of Common Stock, or approximately 38.2% of the outstanding Common Stock.

     Presence in Media directly beneficially owns 2,544,435 shares of Common Stock and warrants to purchase 967,306 shares of Common Stock, resulting in beneficial ownership of 3,511,741 shares of Common Stock, or approximately 18.1% of the outstanding Common Stock.

     Eduardo Sitt owns options to purchase 44,166 shares of Common Stock. Each of David Sitt and Roberto Sonabend has been granted (a) options to purchase 235,000 shares of Common Stock in connection with his service as co-Chief Executive Officer of the Issuer and (b) options to purchase 275,000 shares of Common Stock in connection with his service as Corporate Vice President of Publicidad Virtual, S.A. de C.V ("Publicidad Virtual"), the Issuer's wholly owned subsidiary.

     (b) Presencia has sole power to vote and dispose of 5,455,886 shares of Common Stock and shared power to vote and dispose of 3,511,741 shares of Common Stock. Presence in Media has shared power to vote and dispose of 3,511,741 shares of Common Stock.

     (c) As more fully discussed in Item 4: (i) On September 20, 2001, the Issuer issued, in the aggregate, 2,678,353 shares of Common Stock and warrants to purchase 1,036,825 shares of Common Stock to Presencia and Presence in Media in exchange for the outstanding capital stock of Publicidad Virtual, (ii) on November 8, 2001, Presencia purchased 615,385 shares of Common Stock from the Issuer for $3.25 per share, (iii) on February 18, 2003, Presencia purchased the Convertible Note from the Issuer, (iv) on March 20, 2003, Presencia purchased the Second Convertible Note from the Issuer and (v) on April 7, 2003, Presencia purchased the Third Convertible Note from the Issuer.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is amended by adding the following Exhibits;

        Exhibit J:  Second Amendment to Note Purchase and Security
        ---------   Agreement, dated as of April 4, 2003, by and among
                    Presencia, the Issuer and PVI Holding, LLC.

        Exhibit K: $650,000 Convertible Promissory Note, dated April 7, 2003.
        ---------

                                 SIGNATURES
                                 ----------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2003

                                    PRESENCIA EN MEDIOS, S.A. DE C.V.
                                    By:  /s/ David Sitt
                                       -------------------------------
                                         Name:  David Sitt
                                         Title:  Director General


                                    PRESENCE IN MEDIA LLC
                                    By: Presencia en Medios, S.A. de C.V.,
                                      its sole member

                                    By:  /s/ David Sitt
                                       -------------------------------
                                         Name:  David Sitt

                                 Appendix 1
                                 ----------

                           Joint Filing Agreement
                           ----------------------


The undersigned agree that the foregoing Statement on Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)(1).



Dated:  April 7, 2003
                                    PRESENCIA EN MEDIOS, S.A. DE C.V.
                                    By:  /s/ David Sitt
                                       -------------------------------
                                         Name:  David Sitt
                                         Title:  Director General


                                    PRESENCE IN MEDIA LLC
                                    By: Presencia en Medios, S.A. de C.V.,
                                      its sole member

                                    By:  /s/ David Sitt
                                       -------------------------------
                                         Name:  David Sitt